Exhibit 100.4

NICE Deploys Robotic Process Automation for SBI Card

 NICE RPA is helping to support accelerated growth for one of India's leading credit card issuers by delivering increased accuracy, enhanced productivity and improved scalability in their operations

Hoboken, N.J.,September 25, 2018 – NICE (Nasdaq: NICE) today announced that it has implemented NICE Robotic Process Automation (RPA) solution for SBI Card to support its growth journey by streamlining operations and enhancing customer experience. NICE RPA is implemented to increase automation in the Indian card issuer's operations and backend processes to manage repetitive, error prone tasks, thus freeing up employees to engage in value added services.

With more than six million credit card holders in their customer base and offices in over 100 cities, SBI Card manages a wide spread and complex set of customer service operations. The company was looking for a partner with an end to end, robust RPA solution to take operations to the next level by efficiently supporting additional customers it is expecting to add to its user base while ensuring superior customer experience.

NICE was selected for its  unique ability to combine desktop (attended) and robotic (unattended) automations in real time. The RPA solution deployed by NICE allows SBI  Card to optimize the collaboration between human employees and robots, contributing towards an authentic digital transformation that also improves efficiency, accuracy and scalability. Initial results are indicating an increase in employee productivity and customer satisfaction, in the processes where  RPA has been deployed.

With an in-depth and native understanding of navigating the complexities of the desktop environment, NICE RPA provides a robust solution for organizations with  complex environments. Its intelligent desktop technology enables organizations to rapidly automate a wide variety of processes for employees across multiple functions in the organization. In addition, with cloud-based flexibility, NICE RPA can be easily and efficiently deployed and executed to meet the changing needs in any business sector.

Hardayal Prasad, MD & CEO of SBI Card said: “We are excited about the potential of NICE Robotic Process Automation in our organization. We believe RPA will lead to significant operational efficiencies while helping us to further enhance customer experience. NICE is a suitable partner for us, given its end to end platform comprising solutions that address the heart of customer experience. At SBI Card, technology led initiatives have always underlined our growth strategy and we will continue to invest in strengthening our technological framework, with the objective of bringing our customers best in class products and services.

Darren Rushworth, President of NICE said: “We are delighted with SBI Card's decision to work with NICE RPA and are excited that initial results are already beginning to show higher efficiency, employee engagement and customer satisfaction. I am confident that NICE RPA’s unique combination of assisted and unassisted automation capabilities, will help them continue to meet their business objectives and drive measurable return on investment (ROI)”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.